UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2017

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant's name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is the Registrant's press release issued on January 12, 2017, announcing that the Company has successfully 3D printed a series of multi-layered rigid PCBs, connected through printed flexible conductive connections.

The first three and the fifth paragraphs and the section titled “Forward Looking Statements” in the press release are incorporated by reference into the registration statement on Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press release issued by Nano Dimension Ltd. on January 12, 2017, announcing that the Company has successfully 3D printed a series of multi-layered rigid PCBs, connected through printed flexible conductive connections.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd. (Registrant)

By	/s/ Yael Sandler
Name:	Yael Sandler
Chief Financial Officer

Date: January 12, 2017

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